October 23, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (706)649-2925

Mr. Richard E. Anthony
President and Chief Executive Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

Re: Synovus Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 001-10312

Dear Mr. Anthony:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Joyce Sweeney
                                        Reviewing Accountant